United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Vale announces plan to resume operations at Voisey’s Bay

Rio de Janeiro, June 18, 2020 – Vale S.A. (“Vale”) informs that it has moved from care and maintenance into a planned maintenance period at the Voisey’s Bay Mine in Labrador, Canada as a first step to resuming operations in early July. This includes restarting critical path activities related to the Voisey’s Bay Mine Expansion Project.

The planned return to production follows a period of three months of monitoring progress and events associated with the COVID-19 (coronavirus) outbreak. Production is expected to resume in early July and to reach full capacity by early August.

In line with World Health Organization (WHO) protocols to test, remove, track and treat positive or suspicious cases, Vale is partnering with a private testing lab in Newfoundland & Labrador to provide extensive PCR testing of all employees entering the site. The enhanced testing capacity enables the early identification, tracing and stopping of the spread of any potential COVID-19 cases. There have been no cases of COVID-19 to date at site.

The ability to mass test is in addition to the robust screening measures currently in place and offers greater knowledge and transparency of the number of people who may have had contact with the coronavirus, allowing for immediate action and avoiding large-scale infection. In planning to resume operations, the company consulted extensively with critical stakeholders in government, Indigenous communities and public health authorities, seeking advice and support. That engagement will continue through the process of making the testing lab operational and realizing the benefits of mass testing at site.

Vale remains firm in its commitment to the safety of its people and the communities in which it operates and will continue to consult and cooperate with local health authorities to establish world-class initiatives in the fight against COVID-19.

Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.Ri@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: June 18, 2020		Director of Investor Relations